Filed by:

Oscient Pharmaceuticals Corporation

(Commission File No. 333-153394)

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company:

Oscient Pharmaceuticals Corporation

Oscient Pharmaceuticals Contacts:

Christopher Taylor

781-398-2466

Sandra Schmidt Coombs

781-398-2310

For Immediate Release

Oscient Pharmaceuticals Seeks to Improve Capital Structure through Proposed Exchange

Offer with Holders of its 3.50% Convertible Senior Notes due 2011

Waltham, Mass., September 10, 2008 – Oscient Pharmaceuticals Corporation (Nasdaq: OSCI) today announced that it has filed a registration statement with the Securities and Exchange Commission relating to a proposed exchange offer involving holders of its outstanding 3.50% Convertible Senior Notes due 2011.

In the proposed exchange offer, Oscient intends to offer up to $67,710,000 aggregate principal amount of new 12.50% Convertible Senior Notes due 2011 and shares of the Company’s common stock for up to all of the $225,700,000 aggregate principal amount of its currently outstanding 3.50% Convertible Senior Notes due 2011.

In the proposed exchange offer, Oscient would offer for each $1,000 principal amount of the Company’s 3.50% Convertible Senior Notes due 2011, $300 principal amount of new 12.50% Convertible Senior Notes due 2011, and shares of Oscient common stock having a value equal to $200, subject to certain conditions.

In the registration statement, Oscient Pharmaceuticals stated that it believes the exchange offer is an important component of its plan to reduce the Company’s overall debt level and re-calibrate its capital structure in order to better execute the Company’s business strategy.

Lazard Capital Markets LLC and MTS Securities, LLC are serving as the dealer managers for the exchange offer. The registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet been declared effective. These securities

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Oscient Pharmaceuticals/ 1000 Winter Street Waltham MA 02451

t: 781.398.2300 f: 781.893.9535 www.oscient.com

Registration Statement Filing

September 10, 2008

may not be exchanged, nor may offers to exchange them be accepted prior to the time the registration statement becomes effective.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. At the time the exchange offer is commenced, Oscient will file a Tender Offer Statement with the Securities and Exchange Commission. The Tender Offer Statement, when it becomes available, (including the prospectus attached as an exhibit thereto, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the exchange offer. The prospectus, the related letter of transmittal and certain other offer documents will be made available to all holders of the 3.50% Convertible Senior Notes due 2011 free of charge from the information agent, The Altman Group, 1200 Wall Street West, 3rd Floor, Lyndhurst, NJ 07071, (866) 751-6316. The Tender Offer Statement (including the prospectus, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission’s website at http://www.sec.gov.

About Oscient Pharmaceuticals

Oscient Pharmaceuticals Corporation is a commercial-stage pharmaceutical company marketing two FDA-approved products in the United States: ANTARA® (fenofibrate) capsules, a cardiovascular product and FACTIVE® (gemifloxacin mesylate) tablets, a fluoroquinolone antibiotic. ANTARA is indicated for the adjunct treatment of hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with diet. FACTIVE is approved for the treatment of acute bacterial exacerbations of chronic bronchitis and community-acquired pneumonia of mild to moderate severity. Oscient promotes ANTARA and FACTIVE through a national sales force calling on primary care physicians, cardiologists, endocrinologists and pulmonologists.

For important information regarding the safety and use of ANTARA and FACTIVE, please see the full prescribing information available at www.antararx.com and www.factive.com.

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